VIA EDGAR

July 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Know Labs, Inc.
Registration Statement on Form S-1
File No. 333-280273

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on July 10, 2024, in which we joined the request of Know Labs, Inc. regarding the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 5:00 p.m. (Washington, D.C. time) on July 11, 2024. We hereby formally withdraw our prior request for acceleration of the effective date of such Registration Statement.

Sincerely, Boustead Securities, LLC

By:	/s/ Brinson Lingenfelter
Name:	Brinson Lingenfelter
Title:	Managing Director